Exhibit (10) D.

Eastman Kodak Company
Description of
Non-Employee Director Annual Compensation

1.	Director Compensation Principles

	•	Pay should represent a moderately important element of Kodak’s director value proposition.
	•	Pay levels should generally target near the market median, and pay mix should be consistent with market considerations.
	•	Pay levels should be differentiated based on the time demands on some members’ roles, and the Board will ensure regular rotation of certain of these roles.
	•	The program design should ensure that rewards are tied to the successful performance of Kodak stock, and the mix of pay should allow flexibility and board diversity.
	•	To the extent practical, Kodak’s director compensation principles should parallel those of its executive compensation program.

2.	Annual Retainer

Effective June 1, 2004, each non-employee director will receive an annual retainer of $80,000, at least one-half of which will be paid in the form of shares of the Company’s common stock or deferred into the phantom Kodak stock account of the Deferred Compensation Plan for Directors.  The annual retainer will be paid in two equal payments as soon as practicable on or after January 1 and July 1 of each year.

3.	Annual Retainer for Committee Chairs

Effective June 1, 2004, the Chairs of the Corporate Responsibility and Governance Committee, the Executive Compensation and Development Committee and the Finance Committee will annually receive, in addition to the annual retainer previously described, a retainer of $10,000 for their service as a Committee Chair.  Effective June 1, 2004, the Chair of Audit Committee will annually receive, in addition to the annual retainer previously described, a retainer of $15,000 for his or her service as Chair of the Audit Committee.  The retainer for the Committee Chairs will be paid in two equal payments as soon as practicable on or after January 1 and July 1 of each year.  The Chairs may elect to receive all or any portion of their retainer in the form of Kodak common stock or defer all or any portion into the phantom Kodak stock account of the Deferred Compensation Plan for Directors.

4.	Equity Compensation

Effective June 1, 2004, each non-employee director will annually receive an award of 1,500 options to purchase Kodak common stock and an award of 1,500 shares of restricted Kodak common stock.  Both the stock options and the restricted shares will vest on the first anniversary of the date they are granted.

5.	Director Ownership Guidelines

Effective June 1, 2004, a Director will not be permitted to exercise any stock options or sell any shares of stock granted to him or her by the Company after June 1, 2004 unless and until the Director owns shares of stock in the Company (either outright or through phantom stock units in the Deferred Compensation Plan for Directors) which have a value equal to 5 times the then maximum amount of the annual retainer which may be taken in cash by the Director.

6.	Life Insurance

The Company provides $100,000 of group term life insurance to each non-employee director. This decreases to $50,000 at retirement or age 65, which occurs later.

7.	Personal Umbrella Liability Insurance

The Company provides $5,000,000 of personal liability insurance to each non-employee director.  The coverage terminates on December 31 of the year in which the Director terminates service on the Company’s Board.

8.	Travel Accident Insurance

The Company provides each non-employee director with $200,000 of accidental death and $100,000 of dismemberment insurance while traveling to or attending Board or Committee meetings.